Via Facsimile and U.S. Mail
Mail Stop 6010

September 15, 2008

Nutra Pharma, Corp.
Attn: Rik J. Deitsch, Chief Executive Officer and Chief Financial Officer
791 Park of Commerce Blvd, Suite 300
Boca Raton, FL 33487

Re: Nutra Pharma,Corp.
         Form 10-KSB for the Year Ended December 31, 2007
         File No. 000-32141

Dear Mr. Deitsch:

     We have reviewed your September 5, 2008 response to our July 21, 2008 letter
and your amended Form 10-KSB for the year ended December 31, 2007 and have the
following additional comment. Please revise your Form 10-KSB for the year ended
December 31, 2007 in response to our comment. If you disagree, we will consider your
explanation as to why our comment is inapplicable. Please be as detailed as necessary in
your explanation. After reviewing the information provided, we may raise additional
comments and/or request that you further amend your filing.

Internal Control Over Financial Reporting

1. We note that in your amended 10-KSB your management has again concluded
    that disclosure controls and procedures were effective as of the end of the fiscal
    year. In our letter dated July 21, 2008, we asked you to consider whether
    management's failure to provide its report on internal control over financial
    reporting impacts its conclusion regarding the effectiveness of your disclosure
    controls and procedures as of the end of the fiscal year. Please tell us the factors
    you considered and highlight for us those factors that supported your conclusion.
    In particular, please explain how you considered the definition of disclosure
    controls and procedures provided in Rule 13a-15(e), which indicates that effective
    controls and procedures would ensure that information required to be disclosed by
    the issuer is recorded, processed, summarized and **reported** within the time
    periods specified in the Commission's rules and forms. In addition, as discussed
    in Compliance and Disclosure Interpretation 115.02, which you can find at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information.   You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652, or Carlton Tartar, Branch Chief, at (202) 551-3387. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant